

October 20, 2021

Michael Balkin
Chief Executive Officer
Foresight Acquisition Corp.
233 Michigan Avenue
Chicago, Illinois

      Re: Foresight Acquisition Corp.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed October 6, 2021
          File No. 001-40033

Dear Mr. Balkin:

      We have reviewed your filing and have the following comments. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Stockholder Proposal No. 1--The Business Combinations Proposal
Background of the Business Combinations, page 152

1.   We reissue comments 18 and 21 to the extent that the background section does not adequately describe the alternative potential targets considered by Foresight, what consideration was given to them, and when and why those targets ceased to be under consideration. Revise the background section to also address other discussions that occurred while negotiations were taking place with P3, indicate when those potential targets were addressed with the Foresight Board, and more fully describe at what point and by which party the negotiations ended.

2.   We reissue comment 23 to the extent that it is not clear if the drafts exchanged on March 25, 2021 are described to the extent material. You explain that Foresight provided a version that P3 rejected and that P3 responded with a revised draft, but you do not disclose the changes made in that draft. It appears that those change may be the ones finally accepted. Please clarify the disclosure on page 156.

Certain Unaudited P3 Prospective Financial Information, page 163

3.   Revise the heading of this section and to eliminate the term "certain" and otherwise clarify that you have disclosed all material projections provided to Foresight by P3. Disclose the

date on which the projections were disclosed. If P3 provided multiple sets of projections, disclose whether the changes were material, and if so, disclose the material changes.

Information About P3
Overview, page 212

4.   We reissue comment 25. You have not explained how your business model works in conjunction with various state licensing laws and regulations, or how you maintain standards in affiliated practices over which you have no control. For example, provide additional information regarding your annual credentialing process. Also clarify how the announced acquisition fits with your business model.

5.   We reissue comment 26 in part. We note the revised disclosure on pages 226-227; however, to the extent you have announced you are expanding in California, revise to address the relevant California laws and regulations regarding the State corporate practice of medicine, fee-splitting and related material regulations affecting your industry.

6.   We reissue comment 27. Revise the disclosure on page 223, titled "Expansion in Current Markets" to identify your current markets, that is, the four states in which you currently operate, to provide context to the statements in that section.

Beneficial Ownership of Securities, page 282

7.   Revise the table to reflect all shares beneficially owned, including, for example, those indirectly owned as a result of ownership of a membership interest in the Sponsor and currently omitted pursuant to footnote 4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (2020 551-3257 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Life Sciences

cc: Laurie L. Green, Esq.